STEVIA AGRITECH CORP.
304 1020 14th Ave SW
Calgary, Alberta
Canada
T2R 0N9

December 20, 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Craig H. Arakawa, Staff Accountant

Re:	Stevia Agritech Corp.
Item 4.01 Form 8-K
Filed December 4, 2012
File No. 333-171486

Dear Mr. Arakawa:

This letter responds to comments on the above-referenced Current Report on Form 8-K (the “Form 8-K”) filed by Stevia Agritech Corp. (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2012.  We are including a courtesy marked copy of the Company’s amended Form 8-K/A (the “Amendment”) indicating the changes made thereon from the prior Form 8-K filed with the Commission. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 8-K filed December 4, 2012

1.
SEC Comment:  We note the disclosure in your second paragraph under Item 4.01(a) makes reference to the financial statements for the fiscal year ended September 30, 2011. Please amend and expand your disclosures to state whether the principal accountant's report on the financial statements for either of the past two years, including September 30, 2010, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification to comply with Item 304(a)(1)(ii) of Regulation S-K.

Company Response:  The Company respectfully informs the Staff that it has revised the Amendment accordingly.

2.
SEC Comment: We note the disclosure appearing in the second paragraph under Item 4.01(b) pertains to circumstances during your most recent fiscal year. Please amend and expand these disclosures to state whether, during your two most recent fiscal years and any subsequent interim period prior to engaging Anton & Chia, LLP, you consulted with Anton & Chia, LLP on matters described in Item 304(a)(2)(i) an (ii) of Regulation S-K.

Company Response:  The Company respectfully informs the Staff that it has revised the Amendment accordingly.

***
We hope that the foregoing addresses all of the Staff’s comments contained in its letter of December 19, 2012.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.  Further, in accordance with the Staff’s letter, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards, /s/ Lester Esguerra Martinez Lester Esguerra Martinez President, Chief Executive Officer and Chief Financial Officer